UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549




					SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                First Trust/Value Line & Ibbotson Equity Allocation Fund
     			  ------------------------------
                                (Name of Issuer)



                                  Common Stock
    			------------------------------
                         (Title of Class of Securities)



                                   33735H105
    			------------------------------
                                 (CUSIP Number)



		Ronald G. Olin
		24 Browntown Rd.
		Asheville, NC 28803
		(828) 274-1863

     			------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




                                 November 2, 2006
    			------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]





 CUSIP No.:  33735H105     13D                                          Page 2
---------------------                                               ---------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Ronald G. Olin

===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                384,600
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                  0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER               0
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER       384,600
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                             384,600
============================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
============================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                                         5.9%
============================================================================
14        TYPE OF REPORTING PERSON                                   IN
============================================================================




CUSIP No.:  33735H105                 13D                    Page 3
-----------------------                                    --------------


ITEM 1.           SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of First Trust/Value Line & Ibbotson Equity Allocation Fund (the "Issuer"). The principal executive offices of the Fund are located at First Trust Portfolios LP, 1001 Warrenville Rd, Suite 300, Lisle, IL 60532.


ITEM 2.           IDENTITY AND BACKGROUND

(a) - (c) This Schedule 13D is being filed by Ronald G. Olin, 24 Browntown Rd., Asheville, NC 28803, an individual investor, who is an employee of Doliver Capital Advisors Inc.

(d) None

(e) None

(f) USA



ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Investment Funds



ITEM 4.           PURPOSE OF TRANSACTION

On November 2, 2006 the reporting person discovered that the issuer was likely to be involved in a proxy contest, the result of which may or may not result in a change of control of the issuer. As a result, the reporting person may be solicited by the parties of the proxy contest with regard to the shares personally held by the reporting person.

On November 2, 2006 the reporting person sent a letter to his employer, Doliver Capital Advisors Inc., concerning shares of the issuer and the likely proxy contest. A copy of such letter is included as Exhibit A.



ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a) The Fund's Semi-Annual Report states that, as of the close of business on June 30, 2006, there were 6,505,236 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

   The Reporting Person is the beneficial owner of 384,600 shares of Common Stock, which constitute approximately 5.9% of the outstanding shares of Common Stock.


(b) Power to vote and to dispose of the securities resides with Ronald G. Olin.


c) During the last 60 days, the following shares of Common Stock were traded in the open market:

Date               Number of Shares                Price per share
----               ----------------                ---------------

10/31/2006               900 Bought                    22.3436


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
			WITH RESPECT TO SECURITIES OF THE ISSUER


None



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS


Exhibit A attached.




                                   SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2006


                                         By: /s/ Ronald G. Olin
                                            ----------------------------
                                            Name: Ronald G. Olin



Exhibit A:

                              Ronald G. Olin
                             24 Browntown Rd.
                            Asheville, NC 28803


                             November 2, 2006

Ralph D. McBride, President
Doliver Capital Advisors
6363 Woodway, Suite 901
Houston, Texas  77057

Dear Mr. McBride:

On or around October 26, 2006 I discovered an SEC filing on Edgar submitted by First Turst/Value Line & Ibbotson Equity Allocation Fund (FVI) which was dated October 23, 2006 which referred to a recent mailing about a special meeting of FVI. The proxy materials associated with that special meeting were not filed on Edgar under FVI and I could not find them on Edgar or the FVI web site. As you recollect, during the summer, FVI had indicated its intent to request shareholder approval for conversion to an Exchange Traded Fund (ETF) around the end of the year. The likely result of such a conversion would be to eliminate most of the discount at which FVI trades.

As a salaried employee of Doliver Capital Advisors (Doliver) responsible for trading closed-end funds, I continued to look for more clarification on the upcoming meeting. On October 30, 2006 I received a proxy in the mail indicating a special meeting of FVI on December 11, 2006 and the intent to convert to an ETF on December 15, 2006. During the trading day on October 30th, the estimated discount of FVI temporarily widened to over 3% and I purchased 6,000 shares of FVI for some recent client accounts domiciled at Dominion Securities. These accounts held no prior FVI positions.

On October 31st, interim trading again indicated that the FVI discount had widened to over 3% and an additional 4,700 shares of FVI were purchased at Raymond James where most of the Doliver managed accounts are domiciled.
As is our customary procedure, approximately 20% of any purchase or sale of closed-end funds at Raymond James were allocated to house accounts at the same average daily price as client accounts. Correspondingly, 900 shares of FVI were purchased for my family partnership account at a price of $22.3436 per share on October 31st.

After the market closed on October 31st you and I had a telephonic discussion which concerned a number of topics. Among the topics discussed was the recently received proxy from FVI, the references to Doliver in the proxy materials, and the likelihood and desirability of being able to realize Net Asset Value for client shares in FVI before the end of the year.

In a telephone conversation with other employees of Doliver on November 1, 2006, in a discussion that involved many topics, it was agreed that it should be recommended to clients that they vote in favor of the proposed conversion of FVI to an ETF in a timely fashion. During the trading day, the estimated discount in FVI narrowed and no shares were purchased.

On November 2, 2006 I was routinely checking Edgar filings on positions held by Doliver and discovered, for the first time, a preliminary proxy filed by Ralph Bradshaw opposing the FVI conversion to an ETF. The proxy filing was dated October 30, 2006. A quick reading indicated that Mr. Bradshaw was proposing an alternate slate of Trustees and a rejection of the conversion of FVI to an ETF, promising a better result for shareholders.
I immediately called the Doliver offices and suggested that any discussions of FVI with clients or anybody else be suspended until further investigation of the evolving situation.

As you know, I am well acquainted with Mr. Bradshaw and was in business with him some years ago. We see each other occasionally in a social setting, but to the best of my recollection, we have never discussed FVI.

Upon careful reading, Mr. Bradshaw s preliminary proxy promises a better result for shareholders, implying that the shares of FVI may trade at a premium if his trustees are elected. However, he offers no concrete specifics as to how this is likely to be accomplished. It should be noted that Mr. Bradshaw does promise that he will deliver Net Asset Value to shareholders by the middle of next year if FVI fails to move to a premium, and the two closed-end funds that he manages currently trade at substantial premiums. The bottom line is that absent further clarification and disclosure by Mr. Bradshaw, it is not immediately clear to me at this time what would most benefit shareholders, supporting the recommendation of FVI or voting Mr. Bradshaw s proxy.

In order to avoid any appearance of a conflict of interest, I believe it appropriate that I refrain from making any recommendations to Doliver clients, the principals at Doliver, or anyone else as to how our clients should vote their shares.


                                         Sincerely,


                                         Ronald G. Olin
                                         Chief Trader
                                         Doliver Capital Advisors